                                                                    Exhibit 12.1

                           Montpelier Re Holdings Ltd.
                       Ratio of Earnings to Fixed Charges
                             (Dollars in thousands)

                                                              Nine months ended Sept 30      Years ended December 31
                                                                 2003           2002            2002         2001
Earnings: Income/(Losses) before income taxes/(benefits)      $     307,312   $   78,318     $ 152,045     $  (61,618)

Fixed Charges:
Assumed interest component of rent expense (1)                $         108   $       72     $     147     $        -
Interest & amortization on Senior Notes                       $       2,572   $        -     $       -     $        -
Interest & amortization on bank facility                      $       3,337   $    3,778     $   5,140     $      271
                                                              --------------------------     ------------------------
Total fixed charges                                           $       6,017   $    3,850     $   5,287     $      271
                                                              --------------------------     ------------------------
Earnings plus fixed charges                                   $     313,329   $   82,168     $ 157,332     $  (61,347)
                                                              ==========================     ========================

RATIO OF EARNINGS TO FIXED CHARGES                                     52.1         21.3          29.8              -
                                                              ==========================     ========================

(1) 33.3% represents a reasonable approximation of the interest factor

(2) For the year ended December 31, 2001, earnings were insufficient to cover fixed charges by $61.9 million. Montpelier Re Holdings Ltd. was formed on November 14, 2001 and commenced insurance operations on December 16, 2001. We incurred certain one-time expenses in connection with our formation including a $61.3 million charge for the fair value of warrants issued. The warrants were issued to certain founding shareholders, and qualify as equity for accounting purposes, therefore $61.3million of additional paid-in capital was also created with a net neutral impact on shareholders' equity. The net loss of $61.6 milliion for the period was almost entirely due to the charge related to warrants.